-------------------------------
                                               OMB APPROVAL
                                               -------------------------------
                                               OMB Number:   3235-0145
                    UNITED STATES              Expires: August 31, 1999
         SECURITIES AND EXCHANGE COMMISSION    Estimated average burden
               Washington, D.C. 20549          hours per form .......14.90
                                               -------------------------------


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)


                           Orion Acquisition Corp. II
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                           (Title Class of Securities)

                                   685924 102
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                              MDB Capital Group LLC
                             100 Wilshire Boulevard
                                   17th Floor
                         Santa Monica, California 90401
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                                 April 30, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box   |_|

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 28 Pages

                                  SCHEDULE 13D
--------------------------                          ---------------------------
CUSIP No. 685924102                                       Page 2 of 28 Pages
--------------------------                          ---------------------------

-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

          MDB Capital Group LLC
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) |X|
          (See Instructions)*                                           (b) |_|

-------------------------------------------------------------------------------
3         SEC USE ONLY


-------------------------------------------------------------------------------
4         SOURCE OF FUNDS*(See Instructions)

          WC - Working Capital
-------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                |_|

-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          State of California
-------------------------------------------------------------------------------
                           7      SOLE VOTING POWER

                                  146,150
        NUMBER OF          ----------------------------------------------------
         SHARES            8      SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY           ----------------------------------------------------
          EACH             9      SOLE DISPOSITIVE POWER
        REPORTING
         PERSON                   146,150
          WITH             ----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          146,150
-------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|

-------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          16.4%
-------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          BD
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
--------------------------                          ---------------------------
CUSIP No. 685924102                                       Page 3 of 28 Pages
--------------------------                          ---------------------------

-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

          Anthony DiGiandomenico
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) |X|
          (See Instructions)*                                          (b) |_|

-------------------------------------------------------------------------------
3         SEC USE ONLY


-------------------------------------------------------------------------------
4         SOURCE OF FUNDS*(See Instructions)

          PF - Personal Funds
-------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                               |_|

-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States Citizen
-------------------------------------------------------------------------------
                           7      SOLE VOTING POWER

                                  19,225
        NUMBER OF          ----------------------------------------------------
         SHARES            8      SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                  146,150(1)
         EACH              ----------------------------------------------------
        REPORTING          9      SOLE DISPOSITIVE POWER
         PERSON
          WITH                    19,225
                           ----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                  146,150(1)
-------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         165,375
-------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|

-------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          18.6%
-------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

(1) Held in trading account of MDB Capital Group LLC of which Reporting Person is a member and an operating officer.

                                  SCHEDULE 13D
--------------------------                          ---------------------------
CUSIP No. 685924102                                       Page 4 of 28 Pages
--------------------------                          ---------------------------

-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

          James D. Bowyer
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) |X|
          (See Instructions)*                                           (b) |_|

-------------------------------------------------------------------------------
3         SEC USE ONLY

-------------------------------------------------------------------------------
4         SOURCE OF FUNDS*(See Instructions)

          PF - Personal Funds
-------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                 |_|

-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States Citizen
-------------------------------------------------------------------------------
                           7      SOLE VOTING POWER

                                  56,400(1)
        NUMBER OF          ----------------------------------------------------
         SHARES            8      SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                  146,150(2)
          EACH             ----------------------------------------------------
        REPORTING          9      SOLE DISPOSITIVE POWER
         PERSON
          WITH                    56,400(1)
                           ----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                  146,150(2)
-------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          202,550
-------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|

-------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          22.8%
-------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

(1) Includes 43,400 shares held in the James D. Bowyer Pension Plan of which Reporting Person is the sole trustee.

(2) Held in trading account of MDB Capital Group LLC of which Reporting Person is a member and an operating officer.

                                  SCHEDULE 13D
--------------------------                          ---------------------------
CUSIP No. 685924102                                       Page 5 of 28 Pages
--------------------------                          ---------------------------

-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

          Christopher A. Marlett
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |X|
          (See Instructions)*                                         (b) |_|

-------------------------------------------------------------------------------
3         SEC USE ONLY

-------------------------------------------------------------------------------
4         SOURCE OF FUNDS*(See Instructions)

          PF - Personal Funds
-------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)                                             |_|

-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States Citizen
-------------------------------------------------------------------------------
                           7      SOLE VOTING POWER

                                  60,550
        NUMBER OF          ----------------------------------------------------
         SHARES            8      SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                 146,150(1)
          EACH             ----------------------------------------------------
        REPORTING          9      SOLE DISPOSITIVE POWER
         PERSON
          WITH                    60,550
                           ----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                  146,150(1)
-------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          208,700
-------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          23.5%
-------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

(1) Held in trading account of MDB Capital Group LLC of which Reporting Person is a member and an operating officer.

                                  SCHEDULE 13D
--------------------------                          ---------------------------
CUSIP No. 685924102                                       Page 6 of 28 Pages
--------------------------                          ---------------------------

-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

          Dyana Williams Marlett
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |X|
          (See Instructions)*                                         (b) |_|

-------------------------------------------------------------------------------
3         SEC USE ONLY

-------------------------------------------------------------------------------
4         SOURCE OF FUNDS*(See Instructions)

          PF - Personal Funds
-------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)                                             |_|

-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States Citizen
-------------------------------------------------------------------------------
                           7      SOLE VOTING POWER

                                  25,000
        NUMBER OF          ----------------------------------------------------
         SHARES            8      SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY           ----------------------------------------------------
          EACH             9      SOLE DISPOSITIVE POWER
        REPORTING
         PERSON                   25,000
          WITH             ----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          25,000
-------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|

-------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          2.8%
-------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
--------------------------                          ---------------------------
CUSIP No. 685924102                                       Page 7 of 28 Pages
--------------------------                          ---------------------------

-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

          Leonard Rothstein
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |X|
          (See Instructions)*                                         (b) |_|

-------------------------------------------------------------------------------
3         SEC USE ONLY

-------------------------------------------------------------------------------
4         SOURCE OF FUNDS*(See Instructions)

          PF - Personal Funds
-------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)                                             |_|

-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States Citizen
-------------------------------------------------------------------------------
                           7      SOLE VOTING POWER

                                  10,000
        NUMBER OF          ----------------------------------------------------
         SHARES            8      SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY           ----------------------------------------------------
          EACH             9      SOLE DISPOSITIVE POWER
        REPORTING
         PERSON                   10,000
          WITH             ----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          10,000
-------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|

-------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          1.1%
-------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
--------------------------                          ---------------------------
CUSIP No. 685924102                                       Page 8 of 28 Pages
--------------------------                          ---------------------------

-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

          William Fioretti
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |X|
          (See Instructions)*                                         (b) |_|

-------------------------------------------------------------------------------
3         SEC USE ONLY

-------------------------------------------------------------------------------
4         SOURCE OF FUNDS*(See Instructions)

          PF - Personal Funds
-------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)                                             |_|

-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States Citizen
-------------------------------------------------------------------------------
                           7      SOLE VOTING POWER

                                  70,000
        NUMBER OF          ----------------------------------------------------
         SHARES            8      SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY           ----------------------------------------------------
          EACH             9      SOLE DISPOSITIVE POWER
        REPORTING
         PERSON                   70,000
          WITH             ----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          70,000
-------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|

-------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          7.9%
-------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
--------------------------                          ---------------------------
CUSIP No. 685924102                                       Page 9 of 28 Pages
--------------------------                          ---------------------------

-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

          AMDG Ltd., Inc.
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |X|
          (See Instructions)*                                         (b) |_|

-------------------------------------------------------------------------------
3         SEC USE ONLY

-------------------------------------------------------------------------------
4         SOURCE OF FUNDS*(See Instructions)

          WC - Working Capital
-------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)                                             |_|

-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Panamaniam Corporation
-------------------------------------------------------------------------------
                           7      SOLE VOTING POWER

                                  10,000
        NUMBER OF          ----------------------------------------------------
         SHARES            8      SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY           ----------------------------------------------------
          EACH             9      SOLE DISPOSITIVE POWER
        REPORTING
         PERSON                   10,000
          WITH             ----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          10,000
-------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|

-------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          1.1%
-------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          CO
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
--------------------------                          ---------------------------
CUSIP No. 685924102                                       Page 10 of 28 Pages
--------------------------                          ---------------------------

-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

          MacDonald Bowyer
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |X|
          (See Instructions)*                                         (b) |_|

-------------------------------------------------------------------------------
3         SEC USE ONLY

-------------------------------------------------------------------------------
4         SOURCE OF FUNDS*(See Instructions)

          PF - Personal Funds
-------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)                                             |_|

-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States Citizen
-------------------------------------------------------------------------------
                           7      SOLE VOTING POWER

                                  8,000
        NUMBER OF          ----------------------------------------------------
         SHARES            8      SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY           ----------------------------------------------------
          EACH             9      SOLE DISPOSITIVE POWER
        REPORTING
         PERSON                   8,000
          WITH             ----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          8,000
-------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            |_|

-------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.9%
-------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
--------------------------                          ---------------------------
CUSIP No. 685924102                                       Page 11 of 28 Pages
--------------------------                          ---------------------------

-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

          Stephen Walker Family Trust
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |X|
          (See Instructions)*                                         (b) |_|

-------------------------------------------------------------------------------
3         SEC USE ONLY

-------------------------------------------------------------------------------
4         SOURCE OF FUNDS*(See Instructions)

          OO - Trust Funds
-------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)                                             |_|

-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Florida
-------------------------------------------------------------------------------
                           7      SOLE VOTING POWER

                                  12,500
        NUMBER OF          ----------------------------------------------------
         SHARES            8      SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY           ----------------------------------------------------
          EACH             9      SOLE DISPOSITIVE POWER
        REPORTING
         PERSON                   12,500
          WITH             ----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          12,500
-------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            |_|

-------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          1.4%
-------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          OO - Trust
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
--------------------------                          ---------------------------
CUSIP No. 685924102                                       Page 12 of 28 Pages
--------------------------                          ---------------------------

-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

          Oceanfilm Ltd.
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |X|
          (See Instructions)*                                         (b) |_|

-------------------------------------------------------------------------------
3         SEC USE ONLY

-------------------------------------------------------------------------------
4         SOURCE OF FUNDS*(See Instructions)

          WC - Working Capital
-------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)                                             |_|

-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          British Virgin Islands
-------------------------------------------------------------------------------
                           7      SOLE VOTING POWER

                                  4,000
        NUMBER OF          ----------------------------------------------------
         SHARES            8      SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY           ----------------------------------------------------
          EACH             9      SOLE DISPOSITIVE POWER
        REPORTING
         PERSON                   4,000
          WITH             ----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,000
-------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|

-------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.5%
-------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          CO
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
--------------------------                          ---------------------------
CUSIP No. 685924102                                       Page 13 of 28 Pages
--------------------------                          ---------------------------

-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

          Susan Patricia Tierney
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |X|
          (See Instructions)*                                         (b) |_|

-------------------------------------------------------------------------------
3         SEC USE ONLY

-------------------------------------------------------------------------------
4         SOURCE OF FUNDS*(See Instructions)

          PF - Personal Funds
-------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)                                             |_|

-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States Citizen
-------------------------------------------------------------------------------
                           7      SOLE VOTING POWER

                                  3,000
        NUMBER OF          ----------------------------------------------------
         SHARES            8      SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY           ----------------------------------------------------
          EACH             9      SOLE DISPOSITIVE POWER
        REPORTING
         PERSON                   3,000
          WITH             ----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,000
-------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|

-------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.3%
-------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
--------------------------                          ---------------------------
CUSIP No. 685924102                                       Page 14 of 28 Pages
--------------------------                          ---------------------------

-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

          Patricia Tierney cust FBO B.J. Tierney
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |X|
          (See Instructions)*                                         (b) |_|

-------------------------------------------------------------------------------
3         SEC USE ONLY

-------------------------------------------------------------------------------
4         SOURCE OF FUNDS*(See Instructions)

          00 - Other (funds of B.J. Tierney)
-------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)                                             |_|

-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States Citizen
-------------------------------------------------------------------------------
                           7      SOLE VOTING POWER

                                  3,000
        NUMBER OF          ----------------------------------------------------
         SHARES            8      SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY           ----------------------------------------------------
          EACH             9      SOLE DISPOSITIVE POWER
        REPORTING
         PERSON                   3,000
          WITH             ----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,000
-------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|

-------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.3%
-------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          OO
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
--------------------------                          ---------------------------
CUSIP No. 685924102                                       Page 15 of 28 Pages
--------------------------                          ---------------------------

-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

          Patricia Tierney
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |X|
          (See Instructions)*                                         (b) |_|

-------------------------------------------------------------------------------
3         SEC USE ONLY

-------------------------------------------------------------------------------
4         SOURCE OF FUNDS*(See Instructions)

          PF - Personal Funds
-------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)                                             |_|

-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States Citizen
-------------------------------------------------------------------------------
                           7      SOLE VOTING POWER

                                  16,000
        NUMBER OF          ----------------------------------------------------
         SHARES            8      SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY           ----------------------------------------------------
          EACH             9      SOLE DISPOSITIVE POWER
        REPORTING
         PERSON                   16,000
          WITH             ----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          16,000
-------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          1.8%
-------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
--------------------------                          ---------------------------
CUSIP No. 685924102                                       Page 16 of 28 Pages
--------------------------                          ---------------------------

-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

          Edmund Roy Fitterer and Brenda L. Fitterer
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |X|
          (See Instructions)*                                         (b) |_|

-------------------------------------------------------------------------------
3         SEC USE ONLY

-------------------------------------------------------------------------------
4         SOURCE OF FUNDS*(See Instructions)

          PF - Personal Funds
-------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)                                             |_|

-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States Citizen
-------------------------------------------------------------------------------
                           7      SOLE VOTING POWER

                                  5,000
        NUMBER OF          ----------------------------------------------------
         SHARES            8      SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY           ----------------------------------------------------
          EACH             9      SOLE DISPOSITIVE POWER
        REPORTING
         PERSON                   5,000
          WITH             ----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          5,000
-------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|

-------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.5%
-------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
--------------------------                          ---------------------------
CUSIP No. 685924102                                       Page 17 of 28 Pages
--------------------------                          ---------------------------

-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

          Par Excellence Investment Inc.
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |X|
          (See Instructions)*                                         (b) |_|

-------------------------------------------------------------------------------
3         SEC USE ONLY

-------------------------------------------------------------------------------
4         SOURCE OF FUNDS*(See Instructions)

          WC - Working Capital
-------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)                                             |_|

-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Nevada
-------------------------------------------------------------------------------
                           7      SOLE VOTING POWER

                                  5,000
        NUMBER OF          ----------------------------------------------------
         SHARES            8      SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY           ----------------------------------------------------
          EACH             9      SOLE DISPOSITIVE POWER
        REPORTING
         PERSON                   5,000
          WITH             ----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          5,000
-------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|

-------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.5%
-------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          CO
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.   Securities and Issuer

     The class of equity securities to which this statement relates is the Common Stock, $.01 par value, of Orion Acquisition Corp. II ("Company"), a Delaware corporation, whose principal executive offices are located at 1430 Broadway, 13th Floor, New York, New York 10018.


Item 2.   Identity and Background

     This statement is filed on behalf of MDB Capital Group LLC ("MDB"), Christopher A. Marlett ("C. Marlett"), James D. Bowyer ("J. Bowyer"), Anthony DiGiandomenico ("DiGiandomenico"), Dyana Williams Marlett ("D. Marlett"), Leonard Rothstein ("Rothstein"), William C. Fioretti ("Fioretti"), AMDG Ltd., Inc. ("AMDG"), MacDonald Bowyer ("M. Bowyer"), Stephen Walker Family Trust ("Walker Trust"), Oceanfilm Ltd. ("Oceanfilm"), Susan Patricia Tierney ("S. Tierney"), Patricia Tierney for herself and as custodian for B.J. Tierney ("P. Tierney"), Edmund Roy Fitterer and Brenda Fitterer (together "Fitterer") and Par Excellence Investment Inc. ("Par Excellence"). C. Marlett, J. Bowyer, DiGiandomenico, D. Marlett, Rothstein, Fioretti, M. Bowyer, S. Tierney, P. Tierney, Fitterer, AMDG, Walker Trust, Oceanfilm, Par Excellence and MDB are collectively referred to as the "Reporting Persons."

     MDB's business address is 100 Wilshire Boulevard, 17th Floor, Santa Monica, California 90401. MDB is a registered broker-dealer and investment firm. C. Marlett, Bowyer and DiGiandomenico are the members of the limited liability company, MDB. D. Marlett is the Chief Operating Officer of MDB. Each of C. Marlett, Bowyer, DiGiandomenico, D. Marlett and Rothstein is a full-time employee of MDB and each of their business addresses is the same as that of MDB.
C. Marlett and D. Marlett are husband and wife.

     The business address of MacDonald Bowyer is 3231 11th Street, Boulder, Colorado 80304. M. Bowyer is a professional photographer. M. Bowyer is the son of J. Bowyer.

     The business address of Stephen Walker Family Trust is 1408 Olivia Street, Key West, Florida 33040.

     The business address of S. Tierney is 2147 Stradella Road, Los Angeles, California 90077. S. Tierney is an investor. S. Tierney is the daughter of P. Tierney and sister of B. Tierney.

     The business address of P. Tierney for herself and as custodian for B. Tierney is 2147 Stradella Road, Los Angeles, California 90077. P. Tierney is an investor. P. Tierney is the mother of S. Tierney and B. Tierney.

     The business address of Fioretti is 6333 North Highway 161, Suite 350, Irving, Texas 75038. Fioretti is the President of Agritech, Inc., a firm in the bio-agricultural business.

     The business address of AMDG is P.O. Box 832-2522, World Trade Center, Panama City, Republic of Panama. AMDG is an investment company.



                               Page 18 of 28 Pages

     The business address of Oceanfilm Ltd. is P.O. Box 3186, Abbot Bldg., Main Street, Roadtown, Tortola, BVI. Oceanfilm is an investment company.

     The business address of Fitterer is 1616 Orchard, Santa Ana Heights, California 92709. Fitterer is an investor and owner of a plant importing company.

     The business address of Par Excellence is 11750 Sunset Blvd., # 407, Los Angeles, California 90049. Par Excellence is an investment company.

     MDB is a limited liability company organized and existing under the laws of the State of California. AMDG is a Panamanian corporation. Walker Trust is a trust organized under Florida law. Oceanfilm is a British Virgin Island corporation. Par Excellence is organized and existing under the laws of the State of Nevada. Each of the Reporting Persons who is an individual is a citizen of the United States.

     None of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

     None of the Reporting Persons has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining it from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

Item 3.   Source and Amount of Funds or Other Consideration

     MDB, AMDG, Oceanfilm and Par Excellence used corporate working capital funds to acquire the Common Stock reported upon in this Schedule 13D as owned by it. Walker Trust used trust funds to acquire the Common Stock reported upon in this Schedule 13D as owned by it. C. Marlett, J. Bowyer, DiGiandomenico, D. Marlett, Rothstein, Fioretti, M. Bowyer, S. Tierney, P. Tierney for herself and as custodian and Fitterer used personal funds to acquire the Common Stock reported upon in this Schedule 13D as owned by them. Each of these persons, if they make future purchases of the Common Stock, will use their corporate, trust or personal funds, as the case may be. None of the Reporting Persons has borrowed and does not contemplate borrowing any funds to acquire Common Stock.


Item 4.   Purpose of Transactions

     The Common Stock acquired by MDB prior to January 12, 1999 was acquired in its trading account in the course of market-making activities as a registered broker-dealer. The Common Stock acquired by MDB since January 12, 1999 was acquired in its trading account. The Common Stock acquired by each of C. Marlett, Bowyer and DiGiandomenico prior to January 12, 1999, was acquired as an investment. The shares of Common Stock acquired since January 12, 1999 by the Reporting Persons not mentioned above in this paragraph was acquired for



                               Page 19 of 28 Pages
investment purposes as well as for the purpose of increasing the ownership percentage of the Company by the Reporting Persons to effect the objectives set forth below in this "Item 4. Purpose of Transaction."

     The Company distributed a proxy statement dated December 8, 1998 to solicit proxies on behalf of current management for a special meeting of stockholders. The purpose of the meeting was to approve a plan of liquidation and corporate dissolution of the Company. The proxy statement was received by each of MDB, C. Marlett, Bowyer and DiGiandomenico, as beneficial owners, on January 8, 1999. The meeting was scheduled for January 12, 1999 and was postponed for a lack of quorum to January 20, 1999. The adjourned meeting was held, but there continued to be a lack of quorum. Therefore, the Company terminated its solicitation of proxies for a special meeting of stockholders.

     Each of C. Marlett, Bowyer and DiGiandomenico determined that corporate dissolution of the Company was not in their best interests. On many occasions since January 12, 1999 C. Marlett and his representatives met with or had telephone conferences with management and their representatives to propose alternative actions to the plan of liquidation and corporate dissolution. These discussions were terminated on or about April 19, 1999.

     The Reporting Persons may undertake one or more of the actions set forth below except as to item (d) which action has been taken.

     (a) Each of the Reporting Persons may acquire additional securities from time to time in the market or in private transactions. None of these persons has any agreements to acquire any Common Stock at this time, except as to MDB discussed below. Except as disclosed in this Schedule 13D, none of these persons intends to dispose of any Common Stock now held or acquired in the future.

     MDB intends to acquire and dispose of Common Stock on a regular basis to the extent permitted by law. MDB expects to increase its holdings of Common Stock in its trading account over time. MDB may assign shares of Common Stock in its trading account to its investment account or allocate or sell shares of Common Stock to C. Marlett, Bowyer, DiGiandomenico, or to other persons in the future.

     (b) The Company was formed for the specific purpose of identifying an operating business for acquisition and completing a merger or other business combination with it. Each of the Reporting Persons intends to cause the Company to continue this business objective. The Reporting Persons have not identified at this time any business for acquisition and have no agreements or arrangements for a merger or other business combination.

     (c) The principal asset of the Company is cash. These funds are held in an escrow account with Chase Manhattan Bank, N.A. and aggregate approximately $9,100,000, plus interest earned since December 31, 1998. The Reporting Persons intend to cause either a merger of the Company with another entity which will terminate the escrow account or a termination of the escrow account other than in connection with a merger. If the escrow account is terminated other than because of a merger, the Reporting Persons intend to cause the distribution of a



                               Page 20 of 28 Pages
significant portion of the funds as a return of capital and dividend income to the holders of only those shares of the Common Stock issued in the initial public offering of the Company on July 2, 1996. Funds currently in the escrow account not distributed to certain holders of Common Stock may be constructively transferred to another entity in connection with a merger or business combination and will be used to fund the operations and pay the expenses of the Company.

     (d) The Reporting Persons represent a majority of the outstanding Common Stock. The Reporting Persons have together signed and submitted to the Company a written consent of stockholders removing the current directors of the Company and electing in their positions the following five individuals: C. Marlett, DiGiandomenico, J. Bowyer, D. Marlett and Fioretti. Each of these persons is one of the Reporting Persons. By this action, the Reporting Persons have effected a change of control of the Company.

     The following is a brief biography of each of the persons elected as the new directors of the Company:

     Christopher A. Marlett is a co-founder and member of MDB, an investment banking firm formed in December 1996. MDB is an NASD member broker-dealer which specializes in working with growth oriented companies. Prior to forming MDB, Mr. Marlett was employed as a Managing Director by Laidlaw Equities from May of 1995 to December of 1996 where he was in charge of Laidlaw's West Coast investment banking activities. From March of 1991 to May of 1995 Mr. Marlett was affiliated with Drake Capital Securities where he formed a division called Marlett/Mazzarella and directed all investment banking activities of the division. Mr. Marlett holds a degree in Business Administration from the University of Southern California.

     Anthony DiGiandomenico is a co-founder and member of MDB, an investment banking firm formed in December 1996. Mr. DiGiandomenico served as President and CEO of the Digian Company from 1988 through 1996, a real estate development company. Mr. DiGiandomenico is a candidate to become a Chartered Financial Analyst (CFA) having passed Level 1 and holds a Bachelors of Science Degree in Finance from the University of Colorado and a Masters in Business Administration from the Haas Business School at the University of California, Berkeley.

     James D. Bowyer is a co-founder and member of MDB, an investment banking firm formed in December 1996. Mr. Bowyer was employed at Laidlaw Equities from August of 1995 to December of 1996. Mr. Bowyer's career has spanned over thirty years in the securities industry focused on financing and investing in growth companies. In 1976 Mr. Bowyer formed MacDonald, Krieger & Bowyer a full service broker-dealer based in Beverly Hills, California, which was subsequently sold in 1982. Mr. Bowyer then founded his own investment firm, J.D. Bowyer & Co. which he operated from 1983 to 1995.

     Dyana Williams Marlett is a co-founder of MDB and acts as its Chief Operating Officer. From March of 1995 to December of 1996, Ms. Marlett was employed by Laidlaw Equities as a Vice President handling investment banking and syndicate activities for the West Coast. From October of 1990 through March of 1995, Ms. Marlett was employed at Drake Capital Securities where she acted as



                               Page 21 of 28 Pages

Syndicate Manager. Ms. Marlett holds several licenses with the National Association of Securities Dealers. Ms. Marlett is the wife of Mr. Christopher Marlett.

     William C. Fioretti is the founder of Agritech Labs, and has served as its president and a director since 1992. Agritech Labs is a research and development company which concentrates on veterinary bio-pharmaceuticals. Mr. Fioretti is also a founder of Mannatech Incorporated (NASDAQ:MTEX) a publicly traded direct marketing company specializing in consumer health products. Mr. Fioretti served Mannatech as the Chief Executive Officer from 1993 through 1996, as Chief Scientific Officer from 1996 through 1997 and a director from inception until his retirement from Mannatech in November of 1997. Mr. Fioretti completed his undergraduate education at Appalachian State University from 1970-1974, completed his graduate training at the Medical University of South Carolina from 1974-1978 and did post graduate training at the University of Florida from 1978-1980.

     (e) The Reporting Persons intend to cause a change in the capital structure of the Company. The change may be effected by the elimination of some or all of the outstanding classes of equity securities and/or by modification of outstanding equity securities and the terms of outstanding options and warrants. These changes may be effected through negotiation and/or shareholder action.

     As discussed above, the Reporting Persons may effect a distribution of some of the cash assets of the Company.

     (f) The Reporting Persons may cause a change in the Certificate of Incorporation to eliminate the requirement that a vote of two-thirds of the outstanding shares of Common Stock of the Company are required to approve a business combination. The effect of this may be to permit the Company to enter into a merger or business combination without the prior approval of the stockholders of the Company. These changes will be effected through shareholder action.

     The Reporting Persons currently do not intend to make material changes in the corporate structure, charter, bylaws, or corresponding instruments other than as described above or take other actions which may impede the acquisition of control of the Company by any person. Notwithstanding the foregoing, circumstances may arise where it is advisable to make such changes. It is expected that in connection with a merger or business combination there will be changes to the constituent documents of the Company and introduction of various anti-takeover provisions.

     (g) The Reporting Persons do not intend to cause any class of securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or to cause a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.



                               Page 22 of 28 Pages

Item 5.   Interest in Securities of the Issuer

     MDB is the owner of 146,150 shares of Common Stock. All of the shares are held in the trading account of MDB. MDB acquired an aggregate of 95,500 shares of Common Stock during the 60 days ending April 30, 1999. All of these shares were acquired as set forth below. MDB currently beneficially owns 16.4% of the outstanding shares of Common Stock.

     DiGiandomenico owns 19,225 shares of Common Stock. DiGiandomenico has sole voting and dispositive power over these shares. DiGiandomenico has shared voting and dispositive power over the 146,150 shares of Common Stock owned by MDB because he is a member of MDB and one of three operating persons of MDB. DiGiandomenico is deemed to beneficially own 165,375 shares of Common Stock. DiGiandomenico acquired an aggregate of 18,150 shares of Common Stock during the 60 days ending April 30, 1999 as set forth below. DiGiandomenico currently beneficially owns 18.6% of the outstanding shares of Common Stock.

     J. Bowyer owns 10,000 shares of Common Stock directly and 46,400 shares of Common Stock indirectly in the James D. Bowyer Pension Plan of which he is the sole trustee. J. Bowyer has sole voting and dispositive power over 56,400 shares of Common Stock. J. Bowyer has shared voting and dispositive power over the 146,150 shares of Common Stock owned by MDB because he is a member of MDB and one of the three operating persons of MDB. J. Bowyer is deemed to beneficially own 202,550 shares of Common Stock currently representing 22.8% of the outstanding shares of Common Stock. The above amounts do not include 3,000 shares of Common Stock issuable upon exercise of Class A Warrants issued by the Company which are not exercisable within 60 days.

     C. Marlett owns 60,550 shares in the Christopher A. Marlett Living Trust ("Trust") of which C. Marlett is the sole trustee. C. Marlett has sole voting and dispositive power over 60,550 shares of Common Stock. C. Marlett has shared voting and dispositive power over the 146,150 shares of Common Stock owned by MDB because he is a member of MDB and one of the three operating persons of MDB.
C. Marlett is deemed to beneficially own 208,700 shares of Common Stock. C. Marlett acquired 25,000 shares of Common Stock during the 60 days ending April 30, 1999 as set forth below. C. Marlett currently beneficially owns 23.5% of the outstanding shares of Common Stock. C. Marlett disclaims beneficial ownership of shares of Common Stock owned by D. Marlett, and those shares are not included in the above amounts.

     D. Marlett owns 25,000 shares of Common Stock directly. D. Marlett has sole voting and dispositive power of the 25,000 shares of Common Stock which currently represents 2.8% of the outstanding shares of Common Stock. D. Marlett acquired an aggregate of 25,000 shares of Common Stock during the 60 days ending April 30, 1999 as set forth below. D Marlett disclaims beneficial ownership of the shares of Common Stock owned by C. Marlett, and those shares are not included in the above amounts.



                               Page 23 of 28 Pages

     Rothstein owns 10,000 shares of Common Stock directly. Rothstein has sole voting and dispositive power of the 10,000 shares of Common Stock which currently represents 1.1% of the outstanding shares of Common Stock. Rothstein acquired an aggregate of 10,000 shares of Common Stock during the 60 days ending April 30, 1999 as set forth below.

     Fioretti owns 70,000 shares of Common Stock directly. Fioretti has sole and dispositive power of the 70,000 shares of Common Stock which currently represents 7.9% of the outstanding shares of Common Stock. Fioretti acquired an aggregate of 70,000 shares of Common Stock during the 60 days ending April 30, 1999 as set forth below.

     AMDG owns 10,000 shares of Common Stock directly. AMDG has sole voting and dispositive power of the 10,000 shares of Common Stock which currently represents 1.1% of the outstanding shares of Common Stock. AMDG acquired an aggregate of 10,000 shares of Common Stock during the 60 days ending April 30, 1999 as set forth below.

     M. Bowyer owns 8,000 shares of Common Stock directly. M. Bowyer has sole and dispositive power of the 8,000 shares of Common Stock which currently represents 0.9% of the outstanding shares of Common Stock. M. Bowyer sold an aggregate of 6,000 shares of Common Stock during the 60 days ending April 30, 1999 as set forth below.

     Walker Trust owns 12,500 shares of Common Stock directly. Walker Trust has sole and dispositive power of the 12,500 shares of Common Stock which currently represents 1.4% of the outstanding shares of Common Stock. Walker Trust acquired an aggregate of 10,000 shares of Common Stock during the 60 days ending April 30, 1999 as set forth below.

     Oceanfilm owns 4,000 shares of Common Stock directly. Oceanfilm has sole and dispositive power of the 4,000 shares of Common Stock which currently represents 0.5% of the outstanding shares of Common Stock.

     S. Tierney owns 3,000 shares of Common Stock directly. S. Tierney has sole and dispositive power of the 3,000 shares of Common Stock which currently represents 0.3% of the outstanding shares of Common Stock.

     Patricia Tierney owns 16,000 shares of Common Stock directly and 3,000 shares of Common Stock as custodian for B. Tierney. P. Tierney has sole and dispositive power of the 19,000 shares of Common Stock which currently represents 2.1% of the outstanding shares of Common Stock. Upon the majority of
B. Tierney, he will own directly 3,000 shares of Common Stock representing 0.3% of the outstanding Common Stock and P. Tierney will own at that time 16,000 shares of Common Stock representing 1.8% of the outstanding shares of Common Stock. P. Tierney acquired an aggregate of 16,000 shares of Common Stock during the 60 days ending April 30, 1999 as set forth below.

     Fitterer owns 5,000 shares of Common Stock directly. Fitterer has sole and dispositive power of the 5,000 shares of Common Stock which currently represents 0.5% of the outstanding shares of Common Stock.



                               Page 24 of 28 Pages

     Par Excellence owns 5,000 shares of Common Stock directly. Par Excellence has sole and dispositive power of the 5,000 shares of Common Stock which currently represents 0.5% of the outstanding shares of Common Stock.

     Together the Reporting Persons have the right to vote and to dispose of an aggregate of 453,825 shares of Common Stock currently representing 50.99% of the outstanding shares of Common Stock.

     The following is the report of purchases made during the 60 days preceding April 30, 1999, by each of the Reporting Persons, including the date of the transaction, number of shares of Common Stock acquired, and price per share. All purchases were effected on the OTC Bulletin Board as open market purchases.

                   Date of         Number of
Reporting Person   Transaction     Shares        Acquired/Sold        Price
----------------   -----------     ---------     -------------        -----

MDB                  3/8/99           2,000           A             $  9.3125
MDB                  3/23/99          3,000           A             $ 10.00
MDB                  3/23/99         19,500           A             $ 10.0625
MDB                  3/24/99          6,000           A             $ 10.00
MDB                  4/1/99          16,000           A             $ 10.125
MDB                  4/9/99          45,000           A             $ 11.00
MDB                  4/27/99          4,000           A             $ 10.25
C. Marlett           3/25/99         25,000           A             $ 10.125
D. Marlett           3/13/99          2,500           A             $  9.50
D. Marlett           3/22/99          1,000           A             $  9.5625
D. Marlett           3/23/99         10,000           A             $  9.875
D. Marlett           3/24/99          1,500           A             $ 10.00
D. Marlett           4/1/99          10,000           A             $ 10.125
Rothstein            3/24/99         10,000           A             $ 10.00
DiGiandomenico       3/24/99         13,150           A             $ 10.00
DiGiandomenico       4/1/99           5,000           A             $ 10.125
Fioretti             3/31/99         30,000           A             $ 10.125
Fioretti             4/1/99          40,000           A             $ 10.125


                               Page 25 of 28 Pages

                   Date of         Number of
Reporting Person   Transaction     Shares        Acquired/Sold        Price
----------------   -----------     ---------     -------------        -----

AMDG                 4/9/99          10,000           A             $ 10.25
M. Bowyer            3/24/99          6,000           S             $ 10.00
Walker Trust         4/1/99          10,000           A             $ 10.125
P. Tierney           3/29/99         11,000           A             $ 10.125
P. Tierney           4/1/99           5,000           A             $ 10.125


Item 6. Contracts, Agreements, Understandings or Relationship with Respect to Securities of Issuer

     There are no agreements, contracts or arrangements among the Reporting Persons with respect to the Common Stock except as disclosed in this Schedule 13D. MDB is a limited liability company of which C. Marlett, Bowyer and DiGiandomenico are the sole members and the three operating persons.

Item 7.   Materials to be Filed as Exhibits

         (10.1) Fourth Amended Joint Filing Agreement dated as of April 30, 1999 among MDB Capital Group LLC, Christopher A. Marlett, James
                 D. Bowyer, Anthony DiGiandomenico, Dyana Williams Marlett, Leonard Rothstein, William Fioretti, AMDG Ltd., Inc., MacDonald Bowyer, Stephen Walker Family Trust, Oceanfilm Ltd., Susan P. Tierney, Patricia Tierney for herself and as custodian for B. Tierney, Edmund Roy Fitterer, Brenda Fitterer and Par Excellence Investment Inc.


                               Page 26 of 28 Pages

                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: April 30, 1999

                                              MDB Capital Group LLC

                                              /s/ Christopher A. Marlett
                                              ----------------------------
                                              By: Christopher A. Marlett,
                                                  Authorized Signatory


                                              /s/ Christopher A. Marlett
                                              ----------------------------
                                              Christopher A. Marlett


                                              /s/ James D. Bowyer
                                              ----------------------------
                                              James D. Bowyer


                                              /s/ Anthony DiGiandomenico
                                              ----------------------------
                                              Anthony DiGiandomenico


                                              /s/ Dyana Williams Marlett
                                              ----------------------------
                                              Dyana Williams Marlett


                                              /s/ Leonard Rothstein
                                              ----------------------------
                                              Leonard Rothstein


                                              /s/ William Fioretti
                                              ----------------------------
                                              William Fioretti


                                              AMDG Ltd., Inc.

                                              /s/ Patrick Abraham
                                              ----------------------------
                                              By: Patrick Abraham,
                                                  Authorized Signatory


                               Page 27 of 28 Pages

                                              /s/ MacDonald Bowyer
                                              ----------------------------
                                              MacDonald Bowyer


                                              Stephen Walker Family Trust

                                              /s/ Stephen Walker
                                              ----------------------------
                                              By: Stephen Walker, Trustee


                                              Oceanfilm Ltd.

                                              /s/ Noel Barton
                                              ----------------------------
                                              By: Noel Barton,
                                                  Authorized Signatory


                                              /s/ Susan P. Tierney
                                              ----------------------------
                                              Susan P. Tierney


                                              /s/ Patricia A. Tierney
                                              ----------------------------
                                              Patricia A. Tierney for herself
                                              and as custodian for B. Tierney


                                              /s/ Edmund R. Fitterer
                                              ----------------------------
                                              Edmund Roy Fitterer


                                              /s/ Brenda Fitterer
                                              ----------------------------
                                              Brenda Fitterer


                                              Par Excellence Investment Inc.

                                              /s/ Mylaine Bolduc
                                              ----------------------------
                                              By: Mylaine Bolduc,
                                                  Authorized Signatory



                               Page 28 of 28 Pages